[AIG Letterhead]
March 17, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed on February 8, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated March 3, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed on February 8, 2010 (Form 8-K). This letter sets forth AIG’s responses to the Staff’s comment contained in your letter. For the sake of clarity, AIG notes that the Form 8-K was a voluntary filing; AIG was not required by Item 5.02 of Form 8-K to file the Form 8-K.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
1.	We note your response to our prior comment 2. We believe that when you file the execution copy of the Letter Agreement as an exhibit to your Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2010, you will need to also file a copy of the performance metrics referenced in the letter agreement. To the extent the performance metrics are not set forth in a formal document, you should file a written description of the performance metrics. See Item 601(b)(10)(iii) of Regulation S-K. Please acknowledge that your Form 10-Q for the quarter ending March 31, 2010 will include as an exhibit a document with the performance metrics.

     AIG Response:
As explained in AIG’s response letter, dated March 1, 2010 (the “Response Letter”), AIG does not believe that the objective performance metrics are part of AIG’s Letter Agreement, dated February 8, 2010 (the “Letter Agreement”), with Mr. Hancock. As indicated in the Response Letter, the Commission has established explicit rules on when and with respect to whom performance metrics need to be disclosed. Mr. Hancock is not a named executive officer and, therefore, is not subject to Item 402(b) disclosure requirements. Even if subject to Item 402 disclosure requirements, the performance metrics still would only be required to be disclosed if material to the compensation decisions made with respect to Mr. Hancock. The Staff appears to be taking the position that Item 601(b)(10)(iii) is broader than Item 402(b). If such was the case, the Commission would not have had to address performance metrics in Item 402(b) and the Staff would not have had to provide guidance on when performance metrics had to be disclosed in the Compensation Discussion and Analysis. See, for example, Staff Observations in the Review of Executive Compensation Disclosure and Compliance and Disclosure Interpretations: Regulation S-K, Question 118.04. Despite the foregoing, assuming arguendo that the performance metrics are a separate compensating arrangement covered by Item 601(b)(10)(iii), disclosure of the metrics is still not required as the performance metrics are immaterial.

Mr. Hancock is not a named executive officer of AIG. As a result, Item 601(b)(10)(iii) only requires disclosure of the performance metrics, or for that matter the Letter Agreement, which AIG has voluntarily filed, if material in amount or significant. Since the Letter Agreement discloses Mr. Hancock’s 2010 long-term target award, $1,800,000, the performance metrics are not material in either amount or significance. The material information with respect to Mr. Hancock’s 2010 long-term incentive award is the target amount and not the performance metrics. As a result, even accepting the Staff’s position that the performance metrics are covered by Item 601(b)(10)(iii), which AIG does not, the performance metrics are not material to AIG’s shareholders and therefore do not need to be filed under Item 601(b)(10)(iii).
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel